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                                                                     EXHIBIT 8.1


                    [Letterhead of Silver, Freedman & Taff]

                                 August 28, 1998

Board of Directors
Charter One Financial, Inc.
1215 Superior Avenue
Cleveland, Ohio 44114

         RE: FEDERAL INCOME TAX CONSEQUENCES ARISING FROM THE COMPANY MERGER CONTEMPLATED BY THAT CERTAIN AGREEMENT AND PLAN OF MERGER BY AND BETWEEN CHARTER ONE FINANCIAL, INC., CHARTER MICHIGAN BANCORP, INC., AND ALBANK FINANCIAL CORPORATION DATED JUNE 15, 1998 (THE "AGREEMENT)

Ladies and Gentlemen:

         In connection with filings to be made by COFI with the SEC and other Governmental Authorities, set forth hereinbelow is this firm's opinion relating to certain federal income tax consequences applicable to the proposed Company Merger contemplated by the Agreement. Capitalized terms used herein which are not expressly defined herein shall have the meaning assigned to them in the Agreement.

                                      FACTS

         COFI is a stock corporation organized and existing under the laws of the State of Delaware. Charter Michigan is a stock corporation organized and existing under the laws of the State of Michigan and is a first-tier wholly owned subsidiary of COFI. COFI's principal business consists of lending and deposit taking activities through its subsidiary financial institution.

         ALBANK is a stock corporation organized and existing under the laws of the State of Delaware. ALBANK's principal business consists of lending and deposit taking activities through its two financial institution subsidiaries.

         Pursuant to the Agreement, it is proposed that the Company Merger will be implemented through the merger of ALBANK with and into Charter Michigan. In the Company Merger all of the outstanding ALBANK Common Stock will be exchanged solely for COFI Common Stock or cash in lieu of fractional share interests.


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                                   ASSUMPTIONS

         A. The Company Merger will be implemented strictly in accordance with the terms of the Agreement.

         B. All conditions precedent contained in the Agreement shall be performed or waived prior to the Effective Time.

         C. The representations of ALBANK and COFI made in their respective tax representation letters to counsel shall be true and correct as of the Effective Time.

         D. All of the stockholders of ALBANK are citizens or residents of the United States of America ("U.S. Holders"). For purposes hereof, U.S. Holders do not include certain classes of taxpayers including but not limited to foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire ALBANK Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of ALBANK Common Stock in a hedging transaction or as part of a straddle or conversion transaction.

                                    OPINIONS

         Subject to the foregoing and to the conditions and limitations expressed elsewhere herein, we are of the opinion that for federal income tax purposes:

         1. the Company Merger will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(D) of the Code and COFI, Charter Michigan and ALBANK will each be a party to the reorganization;

         2. no gain or loss will be recognized by COFI as a result of the consummation of the Company Merger;

         3. except as provided in paragraph 4 below, no gain or loss will be recognized by any U.S. Holder upon the exchange of all such U.S. Holder's ALBANK Common Stock solely for COFI Common Stock in the Company Merger; the aggregate adjusted tax basis of shares of COFI Common Stock (including a fractional share interest in COFI Common Stock deemed received and redeemed as described below) received by such U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of the ALBANK Common Stock exchanged therefor;

         4. the holding period of the COFI Common Stock received by a U.S. Holder in the Company Merger will include the holding period of the ALBANK Common Stock surrendered and exchanged therefor, provided that such shares of ALBANK Common Stock were held as a capital asset by such U.S. Holder at the Effective Time; and

         5. a U.S. Holder who receives cash in lieu of a fractional share interest in COFI Common Stock in the Company Merger will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution was "substantially disproportionate" with respect to the U.S. Holder or was "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's


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adjusted tax basis in the fractional share interest (determined as described in paragraph 2 above). Such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in a fractional share interest (determined as described in paragraph 3 above) is more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20% if the holding period exceeds one year.

         The foregoing opinion reflects our legal judgment based upon the facts and assumptions presented herein. This opinion has no official status or binding effect of any kind. Accordingly, we cannot assure you that the IRS or any court of competent jurisdiction will agree with this opinion.

         We hereby consent to the filing of this letter with the SEC as an exhibit to the Registration Statement and to all references made to this letter in the Registration Statement.

                                           Very truly yours,


                                           /s/ Barry P. Taff, P.C.
                                           -----------------------
                                           SILVER, FREEDMAN & TAFF, L.L.P.